# FORM 4

☐ **Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).**

**UNITED STATES SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

## STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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|---|---|---|---|
| 1. Name and Address of Reporting Person*<br>Textor Donald F.<br>381 Lattingtown Road<br>Locust Valley NY 11560 | 2. Issuer Name and Ticker or Trading Symbol<br>EOG Resources, Inc. (EOG) | | 6. Relationship of Reporting Person(s) to Issuer (check all applicable)<br>_X_ Director ___ 10% Owner<br>___ Officer (give title below) ___ Other (specify below) |
| | 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)<br>119-36-2589 | 4. Statement for Month/Day/Year<br>10/31/02 | |
| | | 5. If amendment, Date of Original (Month/Day/Year)<br>09/30/02 | 7. Individual or Joint/Group Filing (Check Applicable Line)<br>_X_ Form filed by One Reporting Person<br>___ Form filed by More Than One Reporting Person |

## Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

| 1. Title of Security (Instr. 3) | 2. Transaction Date (mm/dd/yy) | 2A. Deemed Execution Date, if any (mm/dd/yy) | 3. Transaction Code (Instr. 8) | | 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, & 5) | | | 5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3, & 4) | 6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4) | 7. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Code | V | Amount | (A) or (D) | Price | | | |
| | | | | | | | | | | |

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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11/1/2002 10:31:21 AM

Form 4 (cont.)

| 1. Name and Address of Reporting Person | 2. Issuer Name and Ticker or Trading Symbol |
|---|---|
| Textor Donald F. <br> 381 Lattingtown Road <br> Locust Valley NY 11560 | EOG Resources, Inc. (EOG) <br><br> 4. Statement for Month/Day/Year <br> 10/31/02 |

## Table II -Derivative Securities Acquired, Disposed of, or Beneficially Owned
### (e.g., puts, calls, warrants, options, convertible securities)

| 1. Title of Security (Instr. 3) | 2. Conversion or Exercise Price of Derivative Security | 3. Transaction Date (mm/dd/yy) | 3A. Deemed Execution Date, if any (mm/dd/yy) | 4. Transaction Code (Instr. 8) | | 5. No. of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, & 5) | | 6. Date Exercisable and Expiration Date (mm/dd/yy) | | 7. Title and Amount of Underlying Securities (Instr. 3 & 4) | | 8. Price of Derivative Security (Instr. 5) | 9. No. of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3, & 4) | 10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4) | 11. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Code | V | (A) | (D) | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
| Non-Employee Director Stock Option (right to buy) | $42.38 | 05/07/02 | | A | V | 7,000 | | 05/07/03 (1) | 05/07/12 | Common Stock | 7,000 | | 7,000 (2) | D | |
| Dividends Deferral Plan | $35.10 | 01/15/02 | | A | V | 0.797 | | | | Common Stock | 0.797 | | | | |
| Director Fees Deferred in Deferral Plan | $40.56 | 03/28/02 | | A | V | 277.367 | | | | Common Stock | 277.367 | | | | |
| Dividends Deferral Plan | $38.03 | 04/12/02 | | A | V | 0.898 | | | | Common Stock | 0.898 | | | | |
| Director Fees Deferred in Deferral Plan | $39.70 | 06/28/02 | | A | V | 283.375 | | | | Common Stock | 283.375 | | | | |
| Dividends Deferral Plan | $35.35 | 07/15/02 | | A | V | 1.446 | | | | Common Stock | 1.446 | | | | |
| Director Fees Deferred in Deferral Plan | $35.96 | 09/30/02 | | A | V | 417.13 | | | | Common Stock | 417.13 | | 1,657 | D | |

Explanation of Responses:

(1) - The option becomes exercisable in 50 percent increments beginning one year from the date of grant and one year later.

(2) - Amending to correct total shares under column 9

By:/s/ DONALD F. TEXTOR     10/31/02 <br>
Donald F. Textor     Date <br>
**Signature of Reporting Person

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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